December 1, 2009

VIA UPS

Laura Crotty
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	Keryx Biopharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 000-30929

Dear Ms. Crotty,

We have received your letter, dated November 18, 2009, regarding Keryx Biopharmaceuticals, Inc’s (the “Company”) annual report on Form 10-K for the fiscal year ended December 31, 2008.  The Company will provide a written response to your letter on December 11, 2009.

Sincerely,

/s/ James F. Oliviero
James F. Oliviero
Chief Financial Officer
Keryx Biopharmaceuticals, Inc.